Filed by Histogenics Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Histogenics Corporation (SEC File No. 001-36751)

Commission File No. for the Related Registration Statement: 333-232147

URGENT ACTION NEEDED

Attention Histogenics Corporation Stockholder:

We have been trying to reach you. Histogenics

Corporation needs your vote today! Failure to

vote, or a vote against any proposal, puts the

merger with Ocugen, Inc. at risk.

You can call in your vote at: (877) 456-3402

PLEASE CALL TODAY.